                                                                    Exhibit 99.1

                  INFORMATION REQUIRED BY PART III OF FORM 10-K

OUR DIRECTORS AND OFFICERS

      Our executive officers and members of our board of directors and their ages, are as follows:

NAME                                      AGE                                POSITION
----                                      ---                                --------
Edwin P. Kuhn........................     61       Chairman of the Board of Directors and Chief Executive Officer

Timothy L. Doane.....................     46       President and Chief Operating Officer

James W. George......................     52       Executive Vice President, Chief Financial Officer and Secretary

Michael H. Hinderliter...............     54       Senior Vice President, Sales

Joseph A. Szima......................     52       Senior Vice President, Marketing

Steven C. Lee........................     40       Vice President and General Counsel

Robert J. Branson....................     55       Director

Michael Greene.......................     42       Director

Steven B. Gruber.....................     46       Director

Louis J. Mischianti..................     44       Director

Rowan G. P. Taylor...................     36       Director

      Our officers are appointed by the board of directors and serve at its discretion. The term of office for each director expires when such director's successor is elected and qualified.

      Edwin P. Kuhn was named Chief Executive Officer and President of us and our subsidiaries in January 1997. In November 2000, Mr. Kuhn also became Chairman of our Board of Directors. In July 2003, Mr. Kuhn relinquished his position as President. Mr. Kuhn served as President and Chief Executive Officer of TA Operating Corporation, a wholly owned subsidiary of ours, since the closing of the acquisition of the BP network in December 1993. Mr. Kuhn served as the General Manager (the most senior executive position) of the BP network under BP's ownership from April 1992 to December 1993. Prior to joining the BP network, Mr. Kuhn spent 25 years with The Standard Oil Company of Ohio ("Sohio") and BP in a series of retail site operating positions, most recently as the Retail Marketing Regional Manager for all BP retail facilities in the states of Ohio, Pennsylvania and Kentucky.

      Timothy L. Doane was named President and Chief Operating Officer of us and our subsidiaries in July 2003. Mr. Doane served as Senior Vice President, Marketing of us and our subsidiaries since January 2001. Mr. Doane served as Senior Vice President, Market Development of us and our subsidiaries since January 1997 and served as a Vice President, Market Development of TA Operating Corporation since 1995. Prior to joining TA Operating Corporation, Mr. Doane spent 15 years with Sohio and BP in a series of positions including Director of Procurement (for all purchases except crude oil), Manager of BP's Procare Automotive Service (a chain of stand-alone automobile repair garages in three midwestern states), International Brand Manager (in the United Kingdom) and Division Manager in retail marketing.

      James W. George was named Executive Vice President, Chief Financial Officer and Secretary of us and our subsidiaries in July 2003. Mr. George served as Senior Vice President, Chief Financial Officer and Secretary of us and our subsidiaries since January 1997. Mr. George served as a Vice President and Chief Financial Officer of TA Operating Corporation since the closing of the acquisition of the BP network in December 1993. From August 1990 to December 1993, Mr. George served as the Controller (the most senior financial position) of the BP network under BP's ownership. Prior to joining the BP network, Mr. George spent ten years with Sohio and BP in a series of accounting and finance positions.

      Michael H. Hinderliter was named Senior Vice President, Sales of us and our subsidiaries in January 2001. Mr. Hinderliter served as Senior Vice President, Marketing of us and our subsidiaries since January 1997 and served as Vice President, Marketing of TA Operating Corporation since the closing of the acquisition of the BP network in December 1993. From August 1992 to December 1993, Mr. Hinderliter served as the Marketing Manager of TA under BP's ownership. From 1989 to August 1992, Mr. Hinderliter was the manager of BP Truckstops Limited, BP's truckstop network in the United Kingdom. Prior thereto, Mr. Hinderliter spent 14 years with TA under Ryder System, Inc., Sohio and BP ownership in a series of positions which included serving as a Fleet Sales Manager, Division Manager and location General Manager.

      Joseph A. Szima was named Senior Vice President, Marketing of us and our subsidiaries in March 2004. Mr. Szima served as a Regional Vice President of TA Operating Corporation since December 1996.

      Steven C. Lee was named Vice President and General Counsel of us and our subsidiaries in December 1997. From September 1995 to November 1997, Mr. Lee served as Assistant Vice President and Corporate Counsel of Premier Farnell Corporation (formerly Premier Industrial Corporation). Mr. Lee practiced law with Calfee, Halter & Griswold from 1989 to 1995.

      Robert J. Branson became a director of ours on November 14, 2000. Since 1989, Mr. Branson has been affiliated with RMB Realty, Inc., which acts as an advisor to Oak Hill with respect to real estate matters. From 1981 to 1989, Mr. Branson was a Principal of Linden & Branson, a real estate investment advisory firm, and from 1970 to 1981, he was employed by Arthur Andersen & Co. Mr. Branson is a Certified Public Accountant. Mr. Branson serves as a director of American Skiing Company.

      Michael Greene was appointed a director of ours on March 14, 2001. Mr. Greene is a founding partner of UBS Capital Americas, a private investment fund. Prior to joining UBS Capital Americas, he was a senior member of the Union Bank of Switzerland's Leverage Finance Group from 1990 to 1992. Previously he was a member of the Leverage Finance Group at Marine Midland Bank. Mr. Greene serves as a director of Orphan Medical, Inc., Affordable Residential Communities, Inc. and several private companies.

      Steven B. Gruber became a director of ours on November 14, 2000. From February 1999 to the present, Mr. Gruber has been a Managing Partner of Oak Hill Capital Management, Inc., the manager of Oak Hill. From March 1992 to the present, he has been a Managing Director of Oak Hill Partners, Inc. From May 1990 to March 1992, he was a Managing Director of Rosecliff, Inc. Since February 1994, Mr. Gruber has also been an officer of Insurance Partners Advisors, L.P., an investment advisor to Insurance Partners, L.P. Since October 1992, he has been a Vice President of Keystone, Inc. (formerly known as Robert M. Bass Group, Inc.). Prior to joining Keystone, Mr. Gruber was a Managing Director and co-head of High Yield Securities and held various other positions at Lehman Brothers, Inc. He is also a director of American Skiing Company, Williams Scotsman, Inc. and several private companies.

      Louis J. Mischianti has been a director of ours since December 1992. Mr. Mischianti has been employed by Olympus Advisory Partners, Inc., an affiliate of Olympus Growth Fund III, L.P. and Olympus Executive Fund, L.P., since May 1994. Mr. Mischianti was employed by The Clipper Group, L.P. or one of its affiliates from 1991 to April 1994. Prior to 1991, Mr. Mischianti was employed by Credit Suisse First Boston Corporation. Mr. Mischianti serves as a director of several private companies.

      Rowan G.P. Taylor became a director of ours on November 14, 2000. From March 1999 to the present, Mr. Taylor has been a Principal of Oak Hill Capital Management, Inc. From April 1991 to March 1999, Mr. Taylor was employed by The Clipper Group, L.P. or one of its affiliates, most recently as a Principal. From January 1998 to March 1999, Mr. Taylor was also a Principal of Monitor Clipper Partners, Inc. Prior to April 1991, Mr. Taylor was employed by Credit Suisse First Boston Corporation. Mr. Taylor serves as a director of one private company.

EXECUTIVE COMPENSATION

      Summary Compensation Table. The following table sets forth the compensation awarded to, earned by or paid to our Chief Executive Officer and each of our four other most highly compensated executive officers as of December 31, 2003.

                           SUMMARY COMPENSATION TABLE

                                                                                      Long-Term
                                                                                     Compensation
                                                              Annual Compensation     Securities      All Other
                                                              -------------------     Underlying    Compensation
        Name and Principal Position              Year      Salary ($)   Bonus ($)(1)   Options (#)     ($) (2)
        ---------------------------              ----      ----------   ------------  ------------     -------
Edwin P. Kuhn...............................    2003          500,000        375,000         --        5,599
   Chief Executive Officer and Director         2002          492,000        369,000         --        3,617
                                                2001          475,000        178,125    198,826        7,199

Timothy L. Doane............................    2003          330,000        247,500         --        5,751
   President and Chief Operating Officer        2002          295,000        221,250         --        4,837
                                                2001          285,000        106,875     99,413        5,035

James W. George.............................    2003          315,000        236,250         --        6,597
   Executive Vice President, Chief
   Financial Officer                            2002          295,000        221,250         --        6,117
   and Secretary                                2001          285,000        106,875     99,413        6,125

Michael H. Hinderliter......................    2003          295,000        191,750         --        7,034
   Senior Vice President                        2002          295,000        177,000         --        6,039
                                                2001          285,000        106,875     99,413        6,095

Steven C. Lee...............................    2003          181,000         86,880         --        3,651
   Vice President and General Counsel           2002          175,000         87,625         --        4,571
                                                2001          150,000         37,500     26,510        2,960

----------------------
(1)   Represents bonus for services rendered in the indicated year.

(2) Represents life insurance premiums paid by us and our matching contributions to our defined contribution retirement plan in respect of each of these executive officers, as follows:

                                          Insurance            Matching          Total All Other
                                           Premiums          Contribution          Compensation
                                       -----------------   ------------------    -----------------
           Mr. Kuhn              2003    $      11,599       $        4,000        $     15,599
                                 2002            9,617                4,000              13,617
                                 2001           14,027                3,172              17,199

           Mr. Doane             2003            1,751                4,000               5,751
                                 2002            1,653                3,184               4,837
                                 2001            1,635                3,400               5,035

           Mr. George            2003            2,597                4,000               6,597
                                 2002            2,554                3,563               6,117
                                 2001            2,725                3,400               6,125

           Mr. Hinderliter       2003            3,034                4,000               7,034
                                 2002            2,855                3,184               6,039
                                 2001            2,695                3,400               6,095

           Mr. Lee               2003              584                3,067               3,651
                                 2002              571                4,000               4,571
                                 2001              560                2,400               2,960

      Option Grants.

      We granted no stock options during the year ended December 31, 2003.

      Option Exercises.

      The following table sets forth information concerning the value of unexercised options as of December 31, 2003 held by the named executive officers. No options were exercised by any named executive officer during 2003.

               AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND
                    LAST FISCAL YEAR-END OPTION VALUES TABLE

                                   NUMBER OF
                                    SHARES                   NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                                   ACQUIRED                   UNDERLYING OPTIONS          IN-THE-MONEY OPTIONS
                                      ON         VALUE         AT 2003 YEAR-END           AT 2003 YEAR-END ($)
              NAME                 EXERCISE    REALIZED    EXERCISABLE/UNEXERCISABLE  EXERCISABLE/UNEXERCISABLE(1)
              ----                 --------    --------    -------------------------  ----------------------------
Edwin P. Kuhn....................       --            --         55,055 / 149,077           301,701 / 816,942

Timothy L. Doane.................       --            --         28,692 / 88,546            158,712 / 485,232

James W. George..................       --            --         28,245 / 81,542            154,783 / 446,850

Michael H. Hinderliter...........       --            --         27,527 / 74,539            150,848 / 408,474

Steven C. Lee....................       --            --          8,106 / 24,147             44,421 / 132,326

---------------------

(1) At December 31, 2003, our common stock had an estimated market value of $37.23 per share.

COMPENSATION OF DIRECTORS

      Employee directors are not entitled to receive any compensation for serving on the board or any committees of the board. Non-employee directors may receive compensation for their services in an amount to be determined. All directors are entitled to receive reimbursement for reasonable out-of-pocket expenses in connection with travel to and attendance at meetings.

EMPLOYMENT AGREEMENTS

      We have entered into employment agreements, which have subsequently been amended, with each of Edwin P. Kuhn, Timothy L. Doane, James W. George, Michael
H. Hinderliter and Steven C. Lee. Pursuant to the employment agreements, Mr. Kuhn receives an annual base salary of $500,000, Mr. Doane receives an annual base salary of $330,000, Mr. George receives an annual base salary of $315,000, Mr. Hinderliter receives an annual base salary of $295,000, and Mr. Lee receives an annual base salary of $181,000,which amounts may be increased but not decreased by action of the board of directors or its delegate. Each executive is eligible to receive an annual bonus determined by the board of directors, based on individual and company performance objectives, ranging, for each of the executives other than Mr. Lee, from 0% to 75% of base salary, with 75% of base salary being the target bonus, and for Mr. Lee ranging from 0% to 50% of base salary, with 50% of base salary being the target bonus. The employment agreement with each executive, other than Messrs. Kuhn and Lee, provided for a two-year term, with automatic extensions of the second year at the end of each year through age 65, unless notice of non-renewal is given at least one year in advance. The employment agreement with Mr. Kuhn is described further below. The employment agreement with Mr. Lee provided for a one-year term with automatic extensions at the end of each year through age 65, unless notice of non-renewal is given at least one year in advance. No such notice has been given by Messrs. Doane, George, Hinderliter or Lee through March 15, 2004 and, accordingly, the current expiration date for the employment agreements is December 31, 2005. If we terminate the executive's employment without cause or the executive resigns with good reason, the executive will be eligible to receive, among other things, a pro rata bonus for the year of termination, 24 months' base salary (12 months' base salary in the case of Mr. Lee), plus two-times target bonus (one-times in the case of Mr. Lee). Each executive agrees that during the employment term and for the 24-month (a 12-month period in the case of Mr. Lee) period that he is entitled to receive certain severance payments following a termination of employment by us without cause or by his resignation for good reason he will refrain from competing with us.

      Effective December 31, 2002, we entered into an amendment to the employment agreement with Mr. Kuhn. Mr. Kuhn agreed to defer his scheduled retirement until no earlier than June 30, 2004. In return, he received a one-time cash bonus of $200,000, paid in January 2003, slightly improved vesting rates on his stock options and the right to assume the position of Chairman, Non-Executive, upon his scheduled retirement. In December 2003, Mr. Kuhn provided notice to the Board that he intended to step down from his position as Chief Executive Officer and assume the Chairman, Non-Executive position effective July 1, 2004. This position could provide for an annual salary at that time of $250,000, with no opportunity for bonus compensation.

OPTION PLAN

      During 2001, we granted to certain of our executives non-qualified stock options to purchase 944,881 shares of our common stock. All of the options have a term of 10 years from the date of grant, although the options will be terminated earlier if certain customary events occur. For example, if an executive's employment is terminated by us without cause or by the executive for good reason or due to death, disability or scheduled retirement, all vested options will expire 60 days following termination of employment. Under certain circumstances, the executive will be allowed to hold a limited portion of his unvested options for a longer period of time following termination of employment for further vesting. Each option grant consists of 41.67% time options and 58.33% performance options. Time options become exercisable over the passage of time, while performance options become exercisable if certain investment return targets are achieved. Time options generally vest 20% per year over a period of five years. Performance options vest if Oak Hill achieves specified internal rates of return on specified measurement dates. In general, the number of performance options that will vest is based upon Oak Hill achieving internal rates of return between 22.5% and 30.0% on a measurement date. A measurement date is generally defined as the earliest of (1) November 14, 2005, (2) specified dates following an initial public offering of our stock, depending on the date the initial public offering occurs, or (3) the date that at least 30% of our shares owned by Oak Hill are distributed to its limited partners or sold, except that a subsequent measurement date may occur if less than 100% of our shares owned by Oak Hill are so sold or distributed. Vesting is partially accelerated for time options following termination of employment due to death, disability or scheduled retirement. If a change of control occurs, the vesting of time options will fully accelerate. Option holders will have rights to require us to repurchase shares obtained upon the exercise of vested options upon a termination of employment due to disability, death or, subject to a six-month holding period, scheduled retirement, and, in certain limited cases, upon a change of control. In connection with our initial grant of options under this plan, we established and granted a discretionary pool of options that will be allocated periodically, first to new members of management who become option holders after the date of the initial grant, and then to other members of management on a pro rata basis. The total number of shares underlying the initial grant of options will not increase as a result.

CODE OF ETHICS

      We have adopted a written code of Ethics that applies to all of our directors, officers (including our Chief Executive Officer and our Chief Financial Officer), and employees. A copy of our Code of Ethics will be provided without charge to any person who requests it. Requests for a copy of our Code of Ethics can be made by contacting our Vice President and General Counsel by telephone at (440) 808-9100.

COMMITTEES OF THE BOARD OF DIRECTORS

      We have established an executive committee; an audit and compliance committee; a health, safety and environmental committee and a compensation committee. Our board may alter the duties of these committees and may establish other committees from time to time to facilitate the management of our business and affairs.

      Executive Committee. The executive committee is authorized to exercise, between meetings of our board, all the powers and authority of the board for our direction and management, except as prohibited by applicable law and except to the extent another committee has been accorded authority over the matter. The Executive Committee is comprised of Messrs. Gruber, Kuhn, Mischianti and Taylor.

      Audit and Compliance Committee. The audit and compliance committee recommends the annual appointment of our auditors, with whom the audit committee reviews the scope of audit and non-audit assignments and related fees, accounting principles used by us in financial reporting, internal auditing procedures and the adequacy of our internal control procedures and other compliance programs. The Audit and Compliance Committee is comprised of Messrs. Branson, Greene and Taylor. The Board of Directors has determined that Mr. Branson satisfies the criteria adopted by the Securities and Exchange Commission to serve as an "audit committee financial expert, " but that Mr. Branson, because of his affiliation with an advisor to our controlling shareholder Oak Hill, does not meet the criteria to be considered an independent director pursuant to the standards set forth in the requirements under the Securities and Exchange Act of 1934.

      Health, Safety and Environmental Committee. The health, safety and environmental committee oversees significant matters relating to health, safety and environmental compliance effecting us or our properties. The Health, Safety and Environmental Committee is comprised of Messrs. Branson, Greene and Taylor.

      Compensation Committee. The compensation committee administers our stock option and related plans and establishes the compensation for our executive officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      The members of the compensation committee of our board of directors are Steven B. Gruber and Rowan G. P. Taylor, both of whom are employed by Oak Hill Capital Management.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE OFFICER COMPENSATION

      The Compensation Committee oversees our compensation programs, with particular attention to the compensation of our senior management team and including an even greater focus on the compensation of our Chief Executive Officer ("CEO") and the other named executive officers. The Compensation Committee is responsible for establishing and administering our executive compensation plans and determining awards under the 2001 Stock Incentive Plan.

      The report of the Compensation Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Exhibit into any filing under the Securities Act of 1933, as amended (the "Securities Act") except to the extent that we specifically incorporate this information by reference, and shall not otherwise be deemed filed under the Securities Act.

                Executive Compensation Philosophy and Objectives

      The Compensation Committee's policies with respect to executive compensation are designed to support our primary objective of creating long term value for stockholders and are intended to achieve three principal goals: (1) to attract and retain talented and dedicated executives, (2) to provide a direct link between both individual performance and performance of the company as a whole with the executive's compensation and (3) to provide executives with a longer term incentive and reward longer term company loyalty and performance.

      The Compensation Committee follows a three-pronged compensation strategy applicable to our senior management team, including our CEO, whereby such employees are compensated through three separate but related compensation programs designed to achieve the objectives listed above.

      Base Salary. Base salary is designed to compensate executives and other key employees for individual performance. Base salaries are intended to take into consideration (a) the relative intrinsic value of the subject executive position to the company, as measured by the position's scope of responsibility, strategic importance, technological requirements and complexity; (b) competitive salaries; and (c) individual performance. Executives and other key employees may or may not receive annual base salary increases, depending upon performance in the prior year and upon the achievement of individual and corporate performance goals. The base salary and performance of each executive is reviewed annually by his or her immediate supervisor (or the Compensation Committee in the case of the CEO), resulting in salary actions as appropriate. The Compensation Committee reviews and approves all executive salary adjustments as recommended by the CEO. The Compensation Committee reviews the performance of the CEO and sets his base salary.

      Bonus Plan. A short term bonus, generally determined annually, is established to provide reward and incentive for shorter term productivity and performance. Annual bonus awards are based equally on achieving personal goals and achieving EBITDA targets which have been established by our Board of Directors. Meeting such objectives will trigger awards as a percentage of base pay, dependent on management level, of 50% to 75%. The actual percentage paid can be adjusted downward for the company failing to achieve our EBITDA targets and/or for the individual failing to adequately achieve his or her personal performance goals for the year.

      Stock Options. Stock options are awarded under our 2001 Stock Incentive Plan to provide an incentive for longer term performance. See "Option Plan" above.

      To further promote long term performance and increased stockholder value, each member of senior management eligible to participate in the compensation programs described above is required to make an investment in shares of our common stock in addition to any shares obtained through the exercise of stock options.

                                CEO Compensation

      Mr. Kuhn, our CEO, is compensated under the terms of his employment agreement with us. See "Employee Agreements" above. In developing Mr. Kuhn's compensation, the Compensation Committee considered Mr. Kuhn's prior performance as CEO and his prior experience in the petroleum marketing industry. The Compensation Committee also considered Mr. Kuhn's contributions with respect to the company's significant capital expenditure program, including its re-imaging program, as well as his management of us in recent periods under difficult business conditions.

                                   Tax Policy

      If an executive officer's compensation were to exceed $1 million in any taxable year (which the Compensation Committee does not now expect), the excess over $1 million, with certain exceptions, would not be deductible by us, under
Section 162(m) of the Internal Revenue Code of 1986, as amended. The Compensation Committee is aware of this rule, and will take it into account if the $1 million limit is ever applicable. One exception to the disallowance of such deductions under Section 162(m) involves compensation paid pursuant to stockholder-approved compensation plans that are performance-based. The 2001 Stock Incentive Plan contains provisions which are intended to cause grants of stock options under such plan to be eligible for this performance-based exception (so that compensation upon exercise of such options should be deductible under the Internal Revenue Code of 1986, as amended).

THE COMPENSATION COMMITTEE

/s/ Steven B. Gruber
/s/ Rowan G. P. Taylor

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      We have one class of common stock outstanding and no preferred stock outstanding. The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 15, 2003, by:

      - each person known by us to own beneficially more than 5% of the outstanding shares of our common stock;

      -     each of our directors;

      -     each of the executive officers named in the table under "Management
            - Compensation of Executive Officers - Summary Compensation Table"; and

      -     all directors and executive officers as a group.

                                                                       NUMBER OF SHARES OF           PERCENT OF
                                                                          COMMON STOCK               OUTSTANDING
NAME AND ADDRESS OF BENEFICIAL OWNER (1)                                  OWNERSHIP (2)           COMMON STOCK (2)
----------------------------------------                               -------------------        ----------------
Oak Hill Capital Partners, L.P.........................................    4,084,253                     58.9%
Oak Hill Capital Management Partners, L.P..............................      104,724                      1.5
     201 Main Street, Suite 2415
     Fort Worth, TX  76102
Olympus Growth Fund III, L.P...........................................      797,796                     11.5
Olympus Executive Fund, L.P............................................        5,356                      0.1
     Metro Center
     One Station Place
     Fourth Floor North Tower
     Stamford, CT 06902-6876
UBS Capital Americas II, LLC...........................................      834,646                     12.0
TA Private Client Investment, LLC......................................      377,953                      5.5
     299 Park Avenue
     New York, NY 10171
Edwin P. Kuhn..........................................................       88,256                      1.3
Timothy L. Doane.......................................................       28,962                       *
James W. George........................................................       28,245                       *
Michael H. Hinderliter.................................................       27,527                       *
Steven C. Lee..........................................................       12,848                       *
Robert J. Branson......................................................           --                      --
Michael Greene.........................................................           --                      --
Steven B. Gruber.......................................................           --                      --
Louis J. Mischianti....................................................           --                      --
Rowan G. P. Taylor.....................................................           --                      --
(All directors and officers as a group (10 persons))...................      237,782                      3.4

(1) Unless otherwise indicated, the address for each person listed in the table is care of TravelCenters of America, Inc., 24601 Center Ridge Road, Suite 200, Westlake, Ohio 44145-5634

(2) Reflects beneficial ownership of common stock assuming the exercise by the listed stockholder of any options or warrants to purchase common stock owned by such stockholder to the extent currently exercisable or exercisable within 60 days of March 15, 2004.

* The percentage of shares beneficially owned is less than one percent of the outstanding number of shares.

      Summary of Equity Compensation Plans. The following table sets forth information about all of our equity compensation plans in effect as of December 31, 2003, which consisted solely of the 2001 Stock Incentive Plan, which plan was approved by our stockholders during 2001. All of our equity compensation plans currently in effect have been approved by our stockholders.

                      Equity Compensation Plan Information


                                                                                               (C)
                                                                                            Number of
                                                                                            securities
                                                   (A)                                      remaining
                                                 Number of                                available for
                                              securities to be            (B)            future issuance
                                                issued upon         Weighted-average       under equity
                                                exercise of         exercise price         compensation
                                                outstanding         of outstanding       plans (excluding
                                                  options,             options,             securities
                                                warrants and           warrants            reflected in
                  Plan Category                    rights             and rights           column (A))
          -------------------------------    ------------------     ----------------    ------------------
          Equity compensation
          plans approved by
          stockholders.....................             944,881     $          31.75                    --
          Equity compensation plans
            not approved by
            stockholders...................                  --                   --                    --
                                             ------------------     ----------------    ------------------
          Total............................             944,811     $          31.75                    --
                                             ==================     ================    ==================

CERTAIN RELATIONSHIPS & RELATED TRANSACTIONS

THE STOCKHOLDERS' AGREEMENT

      We, Oak Hill, a group of institutional investors, which we refer to as the Other Investors, Freightliner LLC and some members of our management team entered into a stockholders' agreement. At the time of the merger, the Other Investors were Olympus Growth Fund III, L.P., Olympus Executive Fund, L.P., Monitor Clipper Equity Partners, L.P., Monitor Clipper Equity Partners (Foreign), L.P., UBS Capital Americas II, LLC, Credit Suisse First Boston LFG Holdings 2000, L.P. and Credit Suisse First Boston Corporation, each of whom is an affiliate of certain of our former shareholders. Since that time, certain of these investors have sold their shares to other investors, including affiliates of certain of the Other Investors. Such sales of our shares are not frequent but could occur in the future. New stockholders are required to enter into the stockholders' agreement. The stockholders' agreement provides that:

      - other than in connection with transfers described below or permitted transfers among certain Other Investors or to affiliates and for estate purposes, the stockholders (other than Oak Hill) cannot transfer shares prior to the earlier of:

            -     November 14, 2001, and

            -     an initial public offering of our common stock;

      - following the expiration of the initial holding period described above but prior to the earlier of the (1) initial public offering of our common stock and (2) November 14, 2007, we will have the right of first purchase for any shares that any stockholder (other than Oak Hill or the management stockholders) proposes to transfer, other than transfers described below or certain permitted transfers; and


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
            - if we do not exercise our right to purchase the shares, then each stockholder will have the right to purchase its pro rata portion of the remaining offered shares; and

            - if each stockholder does not fully exercise its right to purchase its pro rata portion of the remaining shares, then Oak Hill, and any transferee thereof who agrees to be bound by the terms of the stockholders' agreement, we will have the right to purchase all, but not less than all, of the remaining offered shares;

      - during the period following the expiration of the initial holding period described above but prior to the initial public offering of our common stock, if any management stockholder proposes to transfer any shares, other than in connection with transfers described below or certain permitted transfers and the transfer of shares to us by members of management when the person's employment with us terminates or for estate purposes, then the other management stockholders will have the right of first refusal to purchase the shares; and

            - if each management stockholder does not exercise its right to purchase its pro rata portion of the shares, then we will have the right to purchase the remaining offered shares; and

            - if we do not exercise our right to purchase all of the remaining shares then each stockholder (other than management stockholders) will have the right to purchase its pro rata portion of the remaining offered shares; and

            - if each other stockholder does not exercise its right to purchase its pro rata portion of the remaining shares, then Oak Hill, and any transferee thereof who agrees to be bound by the terms of the stockholders' agreement, will have the right to purchase all, but not less than all, of the remaining offered shares;

      - if Oak Hill transfers more than 10% of the total outstanding shares of our common stock to a party (other than to a controlled affiliate), the other stockholders have the right to transfer shares pro rata to the third party on the same terms and conditions as Oak Hill;

      - Oak Hill has the right to require the other stockholders to transfer a pro rata percentage of their stock to any third party in a transaction involving the acquisition of control of the total outstanding shares of our common stock by a third party on the same terms and conditions as Oak Hill;

      - Freightliner continues to have a right of first refusal in connection with any proposed sale of TravelCenters of America to certain truck manufacturers;

      - at any time from time to time on or after the date 180 days (or a greater number of days, not to exceed 365 days, as Oak Hill and its affiliates may agree with the underwriters for the initial public offering) after an initial public offering of our common stock, stockholders, other than management stockholders, who own at least 4% of the total issued and outstanding shares of our common stock at the time the stockholders agreement is entered into, will each have the right to demand a registration of their shares, under certain circumstances described in the stockholders' agreement;

      - following an initial public offering of our common stock, stockholders will be entitled to piggyback registration rights until the later of the time (1) their shares are eligible for transfer without restriction under Rule 144 of the Securities Act and (2) the second anniversary of the consummation of the initial public offering; but the number of shares included by each shareholder may be reduced if the total number of shares of our common stock to be included in the registered offering by the underwriter of the offering is limited;

      - the stockholders have the right to purchase a pro rata share in connection with other issuances of shares to our stockholders and their affiliates;


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
      - the stockholders may not publicly sell their shares during the seven days prior to and the 180 days (or a greater number of days as Oak Hill may agree with the underwriters) following any underwritten registration of our common stock, unless the managing underwriters consent, in which case the stockholders will be permitted to sell their shares on a pro rata basis;

      - the stockholders vote together to assure the following with respect to us:

            - the authorized number of directors of our board of directors will consist of at least seven directors;

            - for so long as Oak Hill continues to own any shares of our common stock and Oak Hill, Freightliner and certain of the Other Investors continue to own two-thirds of their shares of our common stock, the stockholders will have the right to designate nominees to serve on our board of directors and Oak Hill will have the right to nominate a majority of our board of directors; and

            - unless otherwise agreed by our board of directors, the board of directors of each of our subsidiaries will be identical to our board of directors; and

      - so long as certain of the Other Investors and their affiliates continue to own at least two-thirds of their shares of our common stock or one-third of their collective amounts of shares of our common stock, such Other Investors will have observer rights for all meetings of our board of directors, reasonable access to consult and advise our management and rights to inspect our books and records.

      Since September 16, 2002, Freightliner, without waiving its future rights under the Stockholders' Agreement, has elected not to designate a nominee to serve on our board of directors and instead has been granted observer rights for all meetings of our board of directors.

INDEMNIFICATION UNDER RECAPITALIZATION AGREEMENT AND PLAN OF MERGER

      In connection with the recapitalization agreement and plan of merger, we have agreed to indemnify certain of our stockholders and any person who was one of our officers or directors for any losses caused by TCA Acquisition Corporation, Oak Hill or Oak Hill Capital Management Partners breaching any representation, warranty or covenant made by any of them in the recapitalization agreement and plan of merger. We have agreed to indemnify Oak Hill and its affiliates, stockholders, partners, officers, directors and employees from any losses resulting from a breach of any of our representatives, warranties or covenants in the recapitalization agreement and plan of merger.

TRANSACTIONS AND RELATIONSHIPS WITH INVESTORS

      The offering in 2000 relating to 190,000 units, consisting of Senior Subordinated Notes due 2009 with an aggregate face amount of $190.0 million and warrants exercisable for an aggregate of 277,165 shares of common stock, included the offering to Oak Hill Securities Fund, L.P. ("OHSF") and Oak Hill Securities Fund II, L.P. ("OHSF II," together with OHSF, "Oak Hill Securities") of an aggregate of 10,500 units. Oak Hill Securities purchased these units from the initial purchasers at a purchase price of $941.29 per unit. The units purchased by Oak Hill Securities are identical to the other units sold in the offering. Oak Hill Securities agreed with the initial purchasers that, except for the exchange offer, it will not sell, transfer or otherwise dispose of or transfer any of the units, notes or the warrants that it purchased for a period of three months from the date of purchase without the consent of the initial purchasers. In addition, Oak Hill Securities purchased $30.0 million of the term loan facility from the co-lead arrangers at a purchase price of 99.00%. The initial purchasers and the co-lead arrangers purchased from us the number of units and the portion of the term loan facility that was sold to Oak Hill Securities at the same price as the units and portion of the term loan facility that was sold to Oak Hill Securities.

      OHSF and OHSF II are Delaware limited partnerships that acquire and actively manage a diverse portfolio of primarily debt investments, principally in leveraged companies. The principals of Oak Hill Advisors, Inc., the adviser to OHSF, and the principals of Oak Hill Advisors, L.P., the adviser to OHSF II, may from time to time play an advisory and consulting role in connection with the activities of Oak Hill and have an indirect limited partnership interest in Oak Hill and its general partner. In addition, the principals of Oak Hill Capital Management may from

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
time to time play an advisory and consulting role in connection with the activities of OHSF and OHSF II and have an indirect limited partnership interest in OHSF and OHSF II and their general partners.

TRANSACTIONS WITH OFFICERS

      Some members of our senior management have purchased, at various times, our common stock under management subscription agreements. As of December 31, 2003, we have issued to Edwin P. Kuhn, Timothy L. Doane, James W. George, Michael H. Hinderliter and Steven C. Lee, 33,201; 15,060; 18,192; 18,692, and 4,742 shares of common stock, respectively, under management subscription agreements. We refer to these shares of common stock as the management shares.

      For the purchase of certain of the management shares, each of the members of senior management who entered into the management subscription agreement also received financing from us for no more than one-half of the purchase price of the management shares. In connection with the financing, each executive executed a note in favor of us and a pledge agreement. The notes for the named executives total $289,570 in principal amount, and are payable by the following named executives in the indicated principal amount as follows: Edwin P. Kuhn, $77,260; Timothy L. Doane, $57,950; James W. George, $57,950; Michael H. Hinderliter, $57,950 and Steven C. Lee, $38,460.

      Interest accrues at an annual rate of 4.76% of each of Messrs. Kuhn, George and Hinderliter and at an annual rate of 6.01% for each of Messrs. Doane and Lee, in each case compounded semi-annually. Accrued and unpaid interest, together with unpaid principal, if not sooner paid, is due and payable on the earliest of:

      -     the date of cessation of employment of the employee;

      - the date the employee is no longer the owner of the particular management shares; or

      -     the tenth anniversary of the note executed by the executive.

      We will continue to maintain these loans with senior management and in 2000 extended the term of the loans beyond the original term to an extension of the lesser of five years or 50% of the original term of the loan.

OUR OBLIGATION TO REPURCHASE MANAGEMENT'S EQUITY INTERESTS IN US

      Some of our management employees have rights to require us to repurchase the employee's equity interest at fair market value, plus the net value of vested optioned shares, less the balance on any loans due, upon the employees termination of employment due to death, disability or scheduled retirement. Repurchase will generally be for cash at fair market value on the date of termination if termination is due to death or disability or scheduled retirement at or after age 62, or for cash in installments over a period of years at fair market value each year if termination is due to scheduled retirement prior to age 62, except that any of our shares obtained through exercising options must be held by the management employees for at least six months before we can be required to repurchase them. With respect to Edwin P. Kuhn, if termination is due to scheduled retirement, we will, at the election of Mr. Kuhn, repurchase that portion of his equity interest on his retirement date that is attributable to shares of our common stocked then owned by Mr. Kuhn, less the balance due on any loans outstanding between us and Mr. Kuhn on his scheduled retirement date. Thereafter, Mr. Kuhn has the right to require us to purchase, at the fair market value at the time of such purchase, the balance of his equity interest as follows: up to 50% of all then exercisable equity interests on or after the 6-month anniversary of his scheduled retirement, and up to 100% of all then exercisable equity interest on or after the 18-month anniversary of his scheduled retirement. If there is a change of control of the company which involves the sale by stockholders of their equity interest to a third party during the time that installments are being paid to the management employees, we will accelerate the installment payments at the time of the closing of the change of control. In other cases of termination of employment, we will have call rights at fair market value which generally will be exercised for cash, although in limited circumstances the call rights may be exercised by promissory note issued by us. In all cases, repurchase rights are restricted under law, credit agreements, financing documents and other contracts, and our board's good faith determination that repurchases would not cause undue financial strain on us. The Senior Credit Facility and the indenture for the notes place limits on our ability to repurchase the management shares.


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
PRINCIPAL ACCOUNTING FEES AND SERVICES

      The following table sets forth information concerning the fees billed for each month of the last two fiscal years by our principal accounting firm. All accounting and auditing fees we incur are pre-approved by our Audit and Compliance Committee. For tax services, a blanket pre-approval is provided for periodic consultations up to a limit of $25,000; separate approval is required for larger projects and/or projects that exceed the $25,000 threshold when aggregated with prior projects.

                                                       YEAR ENDED DECEMBER 31,
                                                     ---------------------------
                                                       2002               2003
                                                     --------           --------
Audit fees ...............................           $268,000           $295,000

Audit-related fees(1) ....................           $ 19,500           $129,850

Tax fees(2) ..............................           $ 16,800           $ 55,900

Other fees ...............................           $     --           $     --

(1) Audit-related fees for 2002 were primarily related to services provided with respect to our filing of a registration statement on Form S-3. Audit-related fees for 2003 primarily related to services provided with respect to research, consultation and document reviews as part of our responses to questions of the staff of the SEC stemming from their review of our Form 10-K for the year ended December 31, 2002, as well as audit procedures related to the subsequent restatement of our financial statements for the year ended December 31, 2002. Fees were also billed in 2003 with respect to research and consultations related to specific technical accounting matters we were investigating. All audit-related services were pre-approved by the Audit and Compliance Committee.

(2) Tax fees for 2002 were primarily related to services provided with respect to research and consultations regarding alternative tax structures for a prospective acquisition transaction that ultimately was not completed.
      Tax fees for 2003 were primarily related to services provided with respect to research and consultations regarding doing business in Canada, including structuring of legal entities, capitalization matters, assistance preparing Canadian tax returns, and ongoing tax compliance matters. Fees were also billed with respect to research and consultations related to specific matters we were investigating, primarily with respect to state income tax matters. All tax services were pre-approved by the Audit and Compliance Committee.


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